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June 28, 2021

VIA EDGAR

Jan Woo, Esq.
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EverCommerce Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 23, 2021
File No. 333-256641

Dear Ms. Woo:

On behalf of EverCommerce Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 25, 2021 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and Amendment No. 1 to the Company’s Registration Statement filed on June 23, 2021 (“Amendment No. 1”).

The Company is concurrently filing Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), which reflects certain revisions to the Registration Statement in response to the Comment Letter.

The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2, and all page references in such responses are to page numbers in Amendment No. 2.

June 28, 2021

Amendment No. 1 to Form S-1
Summary Consolidated Financial and Operating Data, page 16

1.
Given the numerous items impacting your pro forma per share calculations, please revise note (2) to provide a reconciliation of the numerator and denominator for such calculations. Also, clarify whether the adjustments to the numerator have been tax effected or revise accordingly. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of Amendment No. 2.

Risk Factors
“Our indebtedness could adversely affect our financial health and competitive position...", page 35

2.
You state here that on a pro forma basis the aggregate principal amount outstanding under your New Credit Facilities will be approximately $350 million and you will have up to $190 million available under your New Revolver; however, according to your Use of Proceeds disclosure, it appears that you anticipate using $79 million of the New Revolver to repay a portion of the existing credit facilities. As such it would appear that on a pro forma basis you will have $429 million outstanding under your New Credit Facilities and $111 available under the New Revolver. Please revise your disclosures as necessary or explain. Similar revisions, if necessary, should be made to your liquidity disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 87 of Amendment No. 2.

Consolidated Financial Statements
Note 11. Stock-Based Compensation, page F-34

3.
We note your revised disclosures on page 120 regarding changes to the vesting schedules for your performance-based options. Your disclosures here, however, appear to only describe and address the vesting schedules for time-based options. Please explain this apparent inconsistency and revise, as necessary, to include a discussion of any outstanding performance-based awards and their related vesting schedules. Refer to ASC 718-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages F-34, F-35, F-62 and F-63 of Amendment No. 2.

June 28, 2021

Unaudited Interim Financial Statements
Note 11. Stock-Based Compensation, page F-62

4.
We note from your disclosures on page 93 that you reassessed the fair value of equity awards granted during January, February and March 2021. It appears that the weighted-average exercise price and weighted-average grant date fair value here do not reflect the reassessed valuations. Accordingly, please revise to include a discussion of such changes and the impact on your financial statements in a subsequent event footnote. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages F-66 and F-67 of Amendment No. 2.

***

June 28, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Eric Remer, Chief Executive Officer, EverCommerce Inc.
Lisa Storey, General Counsel, EverCommerce Inc.
Marc D. Jaffe, Latham & Watkins LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP